Filed Pursuant to Rule 433
Registration No. 333-190911-05

Entergy New Orleans, Inc.
$110,000,000
First Mortgage Bonds,
5.50% Series due April 1, 2066
Final Terms and Conditions
March 15, 2016

Issuer:	Entergy New Orleans, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa2 (stable outlook) by Moody’s Investors Service A- (positive outlook) by Standard & Poor’s Ratings Services

Trade Date:	March 15, 2016

Settlement Date (T+5):	March 22, 2016

Principal Amount:	$110,000,000

Interest Rate:	5.50%

Interest Payment Dates:	January 1, April 1, July 1 and October 1 of each year

First Interest Payment Date:	July 1, 2016

Final Maturity Date:	April 1, 2066

Optional Redemption Terms:	Callable at par at any time on or after April 1, 2021

Price:	$25.00 per bond

Net Proceeds Before Expenses:	$106,918,812.50

Expected Listing:	New York Stock Exchange

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

Co-Manager:	Samuel A. Ramirez & Company, Inc.

CUSIP / ISIN:	29364P 103 / US29364P1030

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, (ii) Morgan Stanley & Co. LLC toll free at 1-800-584-6837 or (iii) Wells Fargo Securities, LLC toll free at 1-800-645-3751.